Morgan Stanley Institutional Fund, Inc. -
Emerging Markets Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	Yandex NV
Purchase/Trade Date:	5/24/2011
Size of Offering/shares: 52,174,088 shares
Offering Price of Shares: $25.000
Amount of Shares Purchased by Fund:  131,116
Percentage of Offering Purchased by Fund: 0.251
Percentage of Funds Total Assets: 0.18
Brokers: Morgan Stanley, Deutsche Bank Securities, Goldman,
Sachs & Co., Piper Jaffray, Pacific Crest Securities
Purchased from:  Deutsche Bank Securities

Securities Purchased:	Samsonite International SA
Purchase/Trade Date:	6/10/2011
Size of Offering/shares: 671,235,600 shares
Offering Price of Shares: HKD 14.500
Amount of Shares Purchased by Fund:  4,561,500
Percentage of Offering Purchased by Fund: 0.680
Percentage of Funds Total Assets: 0.47
Brokers: Goldman Sachs, HSBC, Morgan Stanley, UBS, RBS
Purchased from:  Royal Bank of Scotland